Exhibit (a)(5)(A)

FARUQI & FARUQI, LLP

David E. Bower SBN 119546

10866 Wilshire Boulevard, Suite 1470

Los Angeles, CA 90024

Telephone: 424-256-2884

Facsimile: 424-256-2885

Email: dbower@faruqilaw.com

Attorneys for Plaintiff

SUPERIOR COURT OF CALIFORNIA

COUNTY OF SAN DIEGO

JOEL KRIEGER, On Behalf of Himself and

All Others Similarly Situated,

Plaintiff,

v.

WEBSENSE, INC., JOHN MCCORMACK, JOHN B. CARRINGTON, CHARLES M. BOESENBERG, BRUCE T. COLEMAN, JOHN F. SCHAEFER, MARK S. ST.CLARE, GARY E. SUTTON, PETER C. WALLER, VISTA EQUITY PARTNERS, VISTA EQUITY PARTNERS FUND IV, L.P., TOMAHAWK ACQUISITION, LLC, and TOMAHAWK MERGER SUB, INC.,

Defendants.

Case No. CLASS ACTION COMPLAINT 1. BREACH OF FIDUCIARY DUTY 2. AIDING AND ABETTING JURY DEMAND

Plaintiff Joel Krieger (the “Plaintiff”), by his attorneys, alleges upon information and belief except as to those allegations pertaining to Plaintiff which are alleged upon personal knowledge, as follows:

NATURE AND SUMMARY OF THE ACTION

1. This is a stockholder class action brought by Plaintiff on behalf of himself and all other similarly situated public stockholders of WEBSENSE, Inc. (“Websense” or the “Company”) to enjoin the acquisition of the publicly owned shares of Websense by Vista Equity Partners Fund IV, L.P. (“Vista Equity”) through its wholly-owned subsidiaries Tomahawk Acquisition, LLC (“Tomahawk Acquisition”) and Tomahawk Merger Sub, Inc. (“Merger Sub”) (collectively, “Vista”), for inadequate consideration as detailed herein (the “Proposed Buyout”).

CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTY

2. On May 20, 2013, Websense and Vista jointly announced that they had entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which Vista will acquire all the outstanding shares of Websense for $24.75 in cash per share through a tender offer (the “Tender Offer”). The Proposed Buyout is valued at approximately $906 million.

3. In facilitating this acquisition of Websense for grossly inadequate consideration and through a flawed sales process, each of the Defendants (defined herein) breached and/or aided the other defendants’ breaches of their fiduciary duties of loyalty, due care, independence, good faith and fair dealing. As alleged further below, the Proposed Buyout is designed to benefit the Websense management team who are expected to remain with the surviving corporation following the close of the Proposed Buyout. Additionally, Websense hired a conflicted financial advisor, Bank of America Merrill Lynch (“Bank of America”), who recently provided debt financing in the form of a $615 million loan to assist Vista in the buyout of Misys PLC in 2012.

4. The Individual Defendants, as defined herein, have exacerbated their breaches of fiduciary duty by agreeing to lock up the Proposed Buyout will preclusive deal protection devices that preclude other bidders from making successful competing offers for the Company. For example, the Board agreed to: (i) a “no shop” provision that prohibits the Company from negotiating with or providing confidential information to competing bidders except under extremely limited circumstances; (ii) a “matching rights” provision that allows Vista four (4) business days to match any competing proposal in the unlikely event that one emerges; and (iii) a termination fee of $34,500,000 million to be paid to Vista if the Board agrees to a competing proposal. These provisions conjunctively and improperly limit the Board’s ability to act with respect to investigating and pursuing superior proposals and alternatives to the Proposed Buyout.

5. As alleged in detail herein, Defendants utilized a process wherein the parties to the Proposed Buyout ensured the sale of Websense to Vista on terms preferential to Vista, but detrimental to Plaintiff and the other public stockholders of Websense. Vista is now set to take control of the Company, which has become a global leader in protecting organizations from the cyber attacks and data theft. The Buyout was designed to benefit Websense’s insiders, who are

CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTY

expected to remain in place as the management team of the surviving corporation following the close of the Proposed Buyout.

6. For these reasons and as set forth in detail herein, Plaintiff seeks to enjoin defendants from taking any steps to consummate the Proposed Buyout, or in the event the Tender Offer closes, recover damages resulting from the Individual Defendants’ violations of their fiduciary duty of loyalty, good faith and due care.

JURISDICTION AND VENUE

7. This Court has jurisdiction over each defendant named herein because each defendant is either a corporation that conducts business in and maintains operations in this County, or is an individual who has sufficient minimum contacts with California so as to render the exercise of jurisdiction by the California courts permissible under traditional notions of fair play and substantial justice.

8. Venue is proper in this Court because one or more of the defendants either resides in or maintains executive offices in this County, a substantial portion of the transactions and wrongs complained of herein, including the defendants’ primary participation in the wrongful acts detailed herein and aiding and abetting the Individual Defendants’ breaches of their fiduciary duties owed to Websense stockholders occurred in this County, and defendants have received substantial compensation in this County by doing business here and engaging in numerous activities that had an effect in this County.

THE PARTIES

9. Plaintiff is, and at all times relevant hereto was, a stockholder of Websense.

10. Defendant Websense is a corporation duly organized and existing under the laws of the State of Delaware, with its principal executive offices at 10240 Sorrento Valley Road, San Diego, California 92121. Websense offers security solutions to protect organizations from cyber attacks and data theft. Websense’s shares are traded on the NASDAQ under the ticker symbol “WBSN.”

CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTY

11. Defendant John McCormack (“McCormack”) has been a director of Websense since 2013. Defendant McCormack is also the Chief Executive Officer of Websense.

12. Defendant John B. Carrington (“Carrington”) is Chairman of the Board (“Chairman”) and has served as a director of Websense since 1999. Carrington served as the Company’s previous CEO from May 1999 through January 2006 and President of the Company from May 1999 through January 2003 and once again in August 2005 through January 2006.

13. Defendant Bruce T. Coleman (“Coleman”) has been a director of Websense since 1998. Colman served as the Company’s interim CEO from 1998 through 1999. Coleman is a member of the Audit Committee, the Compensation Committee and the Nominating and Governance Committee.

14. Defendant Charles M. Boesenberg (“Boesenberg”) has been a director of Websense since 2013. Boesenberg is a member of the Company’s Audit Committee.

15. Defendant John F. Schaefer (“Schaefer”) has been a director of Websense since 2001. Schaefer is Chair of the Audit Committee and a member of the Company’s Compensation Committee.

16. Defendant Mark S. St.Clare (“St.Clare”) has been a director of Websense since 2002.

17. Defendant Gary E. Sutton (“Sutton”) has been a director of Websense since 1999. Sutton is Chair of the Nominating and Governance Committee and member of the Audit Committee.

18. Defendant Peter C. Waller (“Waller”) has been a director of Websense since 2001. Waller is Chair of the Compensation Committee and a member of the Nominating and Governance Committee.

19. Defendants McCormack, Carrington, Boesenberg, Coleman, Schaefer, St.Clare, Sutton and Waller are referred to herein as the “Individual Defendants”.

20. Defendant Vista is a leading private equity firm focused on investing in software and technology-enabled businesses. Vista has offices in San Francisco, California, Chicago, Illinois, and Austin, Texas.

CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTY

21. Defendant Tomahawk Acquisition is a Delaware limited liability company which was formed solely for the purpose of entering into the Merger Agreement and has not conducted any business operations other than those incident to its formation. Tomahawk Acquisition is beneficially owned by affiliates of Vista.

22. Defendant Merger Sub is a Delaware corporation and a wholly-owned subsidiary of Tomahawk Acquisition. Merger Sub was formed solely for the purpose of entering into the Merger Agreement and has not conducted any business operations other than those incident to its formation. Upon completion of the Merger, Merger Sub will merge with and into Websense, and Merger Sub will cease to exist as a separate corporate entity.

23. Collectively, the Individual Defendants, Vista, Tomahawk Acquisition and Merger Sub are referred to herein as “Defendants.”

THE FIDUCIARY DUTIES OF THE INDIVIDUAL DEFENDANTS

24. By reason of the Individual Defendants’ positions with the Company as officers and/or directors, said individuals are in a fiduciary relationship with Plaintiff and the other public stockholders of Websense and owe Plaintiff and the Websense public stockholders (the “Class”) the duties of good faith, fair dealing and loyalty. By virtue of their positions as directors and/or officers of Websense, the Individual Defendants, at all relevant times, had the power to control and influence and did control, influence and cause Websense to engage in the practices complained of herein.

25. Each of the Individual Defendants is required to act in good faith, in the best interests of the Company’s stockholders and with due care, including reasonably inquiry. In a situation where the directors of a publically traded company undertake a transaction that may result in a change in corporate control, the directors must take all steps reasonably required to maximize the value stockholders will receive rather than use a change of control to benefit themselves and to disclose all material information concerning the proposed change of control to enable the stockholders to make an informed voting decision. To diligently comply with this duty, the directors of a corporation may not take any action that:

CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTY

a. Adversely affects the value provided to the corporation’s stockholders;

b. Contractually prohibits them from complying with or carrying out their fiduciary duties;

c. Discourages or inhibits alternative offers to purchase control of the corporation or its assets;

d. Will otherwise adversely affect their duty to search for and secure the best value reasonably available under the circumstances for the corporation’s stockholders; or

e. Will provide the directors and/or officers with preferential treatment at the expense of, or separate from, the public stockholders

26. Plaintiff alleges herein that the Individual Defendants, separately and together, in connection with the Proposed Buyout, violated duties owed to Plaintiff and the other stockholders of Websense, including their duties of loyalty, good faith and independence, insofar as they, inter alia, engaged in self-dealing and obtained for themselves personal benefits, including personal benefits, not shares equally by Plaintiff or the other stockholders of Websense common stock.

CLASS ACTION ALLEGATIONS

27. Plaintiff brings this action on his own behalf and as a class action pursuant to Cal. Civil Code § 1781 and on behalf of all holders of Websense common stock who are being and will be harmed by Defendants’ actions described below (“the Class”). Excluded from the Class are Defendants herein and any persons, firm, trust, corporation, or other entity related to or affiliated with any of the Defendants.

28. This action is properly maintainable as a class action for the following reasons:

(a) The Class us so numerous that joinder of all members is impracticable. While the exact number of members of the Class is unknown to Plaintiff at this time and can be ascertained through appropriate discovery, as of April 30, 2013, approximately 37,000,000 million shares of Company were outstanding. The holders of these shares are geographically dispersed throughout the United States;

CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTY

(b) There are questions of law and fact which are common to the Class and which predominate over questions affecting any individual class member. The common questions include, inter alia, the following:

i.	Whether the Individual Defendants have breached their fiduciary duties of undivided loyalty, independence or due care with respect to Plaintiff and the other members of the Class in connection with the Proposed Buyout;

ii.	Whether the Individual Defendants have breached their fiduciary duty by maximizing the value Plaintiff and the other members of the Class will receive in connection with the Proposed Buyout;

iii.	Whether the Individual Defendants have breached any of their fiduciary duties to Plaintiff and to the other members of the Class in connection with the Proposed Buyout, including the duties of good faith, diligence, and fair dealing;

iv.	Whether the Individual Defendants, in bad faith and for improper motive, have impeded or erected barriers to discourage other offers for the Company or its assets; and

v.	Whether Plaintiff and the other members of the Class would suffer irreparable injury were the Proposed Buyout consummated.

(c) Plaintiff is an adequate representative of the Class, has retained competent counsel experienced in litigation of this nature and will fairly and adequately protect the interests of the Class;

(d) Plaintiff’s claims are typical of claims of the other members of the Class, and Plaintiff does not have any interests adverse to the Class;

(e) The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for the party opposing the Class; and

(f) Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTY

SUBSTANTIVE ALLEGATIONS

A.	Background

The Company

29. Websense was founded in 1994 and is headquartered in San Diego, California. Websense went public in 2000, pricing approximately 4 million shares at $18 per share. Websense is a global provider of unified Web, email, mobile and data security solutions designed to protect a company’s data and its users from external and internal threats, including modern cyber-threats, advanced malware attacks, information leaks, legal liability and productivity loss. The Company’s products and services are sold worldwide to provide content security to enterprise customers, small and medium sized businesses (“SMBs”), public sector entities, and Internet service providers through a network of distributors, value-added resellers and original equipment manufacturers (“OEMs”).

30. In 2008, the Company introduced its first products under its TRITON security platform, the Websense Web Security Gateway with dynamic content classification and advanced malware protection, and the Websense Data Security Suite for monitoring and protecting a company’s valuable data assets. Since 2008, the Company has expanded its TRITON security platform to combined Web, email and data security, incorporating its enterprise data loss prevention system and policy controls.

Websense’s Strong Financial Performance

31. The Company’s success has been demonstrated through its strong financial results. Over the past several years, Websense has experienced record growth and with its TRITON security platform in place is positioned for future growth.

32. On January 29, 2013, Websense released its financial results for the fourth quarter (“4Q”) and fiscal year 2012, which demonstrated that the Company experienced record sales and continued growth in its TRITON security platform. In addition, the press release stated that the Company recorded record billing in the 4Q of 2012 of $122 million. Specifically, the Websense’s

CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTY

TRITON security platform recorded billing of $83.7 million, or an increase of 23% compared to the same period in 2011.

33. Defendant McCormack, commenting on the Company’s 4Q financial results, stated, in relevant part, that:

“Our record fourth quarter billings demonstrate the success of our strategic initiatives and the Websense® TRITON™ platform . . . The strength in the quarter was driven by a 23 percent year-over-year increase in TRITON solution billings and double-digit year-over-year growth in new customer sales. These results confirm the traction we have established in the content security market as we evolve our web, email, mobile and data security solutions. Looking to the future, we are focused on continued growth, consistent execution, and extension of the TRITON platform ecosystem through strategic partnerships.” (emphasis added)

34. On February 26, 2013,1 the Company issued a press release to shareholder entitled “Websense TRITON Trumps All Vendors Within Independent Security Effectiveness Test.” Specifically, the press release provided the Miercom, who is a nationally recognized private testing service that provides independent performance testing and product-usability analyses to evaluate or compare products’ features and performance capabilities determined that Websense’s TRITON security platform was superior in: (i) security effectiveness, (ii) threat detection; and (iii) mitigation capabilities over its competitors.

35. On April 25, 2013, Websense published its financial results for the first quarter (“1Q”) of 2013, which again demonstrated record billing and continued growth in the Company’s TRITON security platform. Specifically, the press release provided that the Company’s total billing increased by 1.5% to $81.8 million and that TRITON solutions billing increased by 11.6% or $54.7, compared to the 1Q of 2012.

36. Defendant McCormack reiterated the strength and growth of the Company in the 1Q of 2012. Defendant McCormack stated, in relevant part, that:

“Our first quarter results reflect the continued strength of our Websense® TRITON® solutions, which increased 11.6 percent year-over-year and represented 67 percent of total billings in the quarter,” . . . We are particularly pleased with the 19 percent increase in transactions greater than $100k. This demonstrates the strength of our core business and the appeal of TRITON to our larger

[1]

CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTY

enterprise target customers. Our recent sales expansion is already showing benefits with an increased sales pipeline for the second quarter and the rest of the year. We remain confident in our ability to execute successfully on the growing market opportunity for advanced security solutions, and to deliver sustained and profitable billings growth.” (emphasis added).

37. Rather than permitting the Company’s shares to continue to trade freely or grow the business through strategic acquisitions and allowing its public stockholders to reap the benefits of the Company’s increasingly positive trajectory, the Individual Defendants acted for their own benefit and the benefit of Vista, and to the detriment of the Company’s stockholders, by entering into the Merger Agreement. The Individual Defendants effectively capped Websense’s price at a time when the Company was poised to capitalize on its growth strategy.

B.	The Proposed Buyout

38. On May 20, 2013, Websense and Vista issued a joint press release announcing the Proposed Buyout, which stated, in relevant part, that:

SAN DIEGO, May 20, 2013 /PRNewswire/ – Websense, Inc. (NASDAQ: WBSN) a global leader in protecting organizations from the latest cyber-attacks and data theft, today announced that it has entered into a definitive agreement to be acquired by Vista Equity Partners (“Vista”), a leading private equity firm focused on investments in software, data and technology-enabled businesses.

“After detailed discussions with several potential acquirers, the Websense board of directors is pleased to approve this agreement,” said John Carrington, chairman of the Websense board of directors. “It provides stockholders with immediate and substantial cash value that reflects our assessment of the fair value of the company.”

Under the terms of the agreement, Websense stockholders will receive $24.75 in cash for each share of Websense common stock they hold, representing a premium of approximately 29 percent over Websense’s closing price on May 17, 2013 and a 53 percent premium to Websense’s average closing price over the past 60 days. The Websense board of directors unanimously recommends that the company’s stockholders tender their shares in the tender offer.

“Vista shares a similar vision for the company, including a dedication to developing and delivering best-in-class cyber security to our customers,” said John McCormack, Websense CEO. “Vista brings an operational discipline that will enable us to continue to invest in the business and technology innovation.”

“We are long-term investors in enterprise software and data companies that are committed to being leaders in their markets,” said Robert F. Smith, CEO and founder of Vista Equity Partners. “We are impressed with Websense’s market-leading product suite and the compelling value proposition it offers to its customers. We look forward to working with the company to enable it to reach its full potential.”

CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTY

Upon closing, Websense will become a privately held company. Websense senior management is expected to continue with the company and its headquarters are expected to remain in San Diego.

Under the terms of the agreement, an affiliate of Vista will commence a tender offer for all of the outstanding shares of the Websense common stock. Closing of the transaction is conditioned upon, among other things, satisfaction of a minimum tender condition, clearance under the Hart-Scott-Rodino (HSR) Antitrust Improvements Act of 1976, receipt of funding under the financing agreements (solely with respect to the tender offer) and other customary closing conditions. In the event that the minimum tender condition is not met, and in certain other circumstances, the parties have agreed to complete the transaction through a one-step merger after receipt of stockholder approval. Websense expects the transaction to close before the end of the third quarter of 2013.

C.	The Unfair Share Price

39. While Defendant Carrington touts that the Proposed Buyout “provides stockholders will immediate and substantial cash value . . .” the facts say otherwise. The $24.75 per share consideration being offered to Websense’s public stockholders is unfair and grossly inadequate in light of the fact that Websense’s TRITON security platform has tremendous growth prospects for the current fiscal year and beyond. Additionally, according to Wealthmakers.com, the Company is valued at $25.90 per share, and any price paid to stockholders under this amount would be considered “undervalued”2 based upon the Company’s future growth prospects.

D.	The Windfall to the Individual Defendants

40. While Websense’s stockholders are receiving inadequate consideration for their investment in the Company, the Individual Defendant, and other key Company executives fare far better under the terms of the Proposed Buyout. As disclosed in Websense’s press release announcing the Proposed Buyout, Vista plans on retaining Websense’s entire management team: “Upon closing, . . . Websense senior management is expected to continue with the company . . .” Following the close of the Proposed Buyout many if not all of Websense’s management will be retained.

41. Additionally, under the terms of the Merger Agreement, the unvested stock options and restricted stock units (“RSUs”) held by each of the Individual Defendants and key Company

[2]	Thomas Ronk, Wealthmakers, This Prediction Has Passed Its Maturity Date!,
https://www.wealthmakers.com/ireport/23929#DETAIL_197938 (last visted May 22, 2013).

CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTY

executives will immediately vest, providing a windfall of benefits to the Company’s insiders. For example,

Websense Board of Directors	RSU’s	Stock Options	Total Consideration Based Upon $24.75 Per Share Consideration
John McCormack		471,875	$11,678,906.25
John B. Carrington	1,793	217,110	$5,417,849.25
Charles M. Boesenberg	334	104,279	$104,613
Bruce T. Coleman	1,793	81,500	$2,061,501.75
John F. Schaefer	1,793	81,500	$2,061,501.75
Mark S. St. Clare	1,793	76,500	$1,937,751.75
Gary E. Sutton	1,793	76,500	$1,937,751.75
Peter C. Waller	1,793	81,500	$2,061,501.75	[3]

42. Thus, under the terms of the Merger Agreement, as currently proposed, the Individual Defendants and named executive officers will received continued employment with the surviving corporation and will receive substantial and lavish benefits. Thus, neither the Individual Defendants nor the named Company officers who negotiated the Proposed Buyout with Vista cannot now claim independence as their judgment favors the Proposed Buyout.

The Conflicted Financial Adviser

43. Additionally, in 2012, Bank of America provided debt financing to Vista in loans totaling approximately $1.775 billion to support the financing to close the merger between Vista and Misyc PLC, a provider of banking enterprise software. Specifically the debt financing consisted of two components. First, a $1.16 billion first loan facility loans, which have first priority and are secured by Vista’s assets. Second, a $615 million unsecured loan from Bank of America.

[3]

CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTY

Thus, the conflicting nature of the Company’s financial adviser further undermines that Websense’s board of director’s performed a fair process that maximized shareholder value.

E.	The Preclusive Deal Protection Devices

44. On May 21, 2013, the Company filed a Form 8-K with the United States Securities and Exchange Commission (“SEC”) wherein it disclosed the terms of the Merger Agreement. The Individual Defendants agreed to certain preclusive deal protection devices that operate conjunctively and ensure that no competing offers will emerge for the Company.

45. Further, the Merger Agreement contains a strict “no shop” provision which prohibits the Board from taking any affirmative action to comply with its fiduciary duty to maximize shareholder value, including “solicit[ing], initiate[ing] or knowingly facilitate[ing] or encourage[ing] any inquiries regarding, or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal.” The Merger Agreement also includes a strict “standstill” provision which prohibits, except under extremely limited circumstances, the Defendants from even engaging in discussions or negotiations relating to proposals regarding alternative business combinations. Further, the Merger Agreement includes a $34,500,000 million termination fee payable by Vista in the event that the Board accepts a Superior Proposal, which will all but ensure that no competing offer will emerge.

46. Lastly, section 5.3(c) of the Merger Agreement provides a “matching rights” provision, following the go-shop period, pursuant to which the Company must notify Vista of any unsolicited competing bidder’s offer within twenty-four (24) hours. Then, if and only if the Board determines that the competing offer constitutes a “Superior Proposal,” Vista is granted an additional four (4) business days to amend the terms of the Merger Agreement so that such Superior Proposal ceases to constitute a Superior Proposal.

47. Thus, even if the Board receives an intervening bid that appears to be “superior” to Vista’s offer, the Company is precluded from even entering into discussions and negotiations unless it first reasonably determines in good faith that the alternative proposal is, in fact, a “Superior Proposal”, and gives Vista twenty-four (24) hour notice to match the competing offer.

CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTY

Consequently, this provision prevents the Board from exercising their fiduciary duties and precludes an investigation into competing proposals unless, as a prerequisite, the Board first determines that the proposal constitutes a “Superior Proposal”.

48. Accordingly, the Merger Agreement unfairly assures that any “auction” will favor Vista and piggy-back upon the due diligence efforts of the alternative bidder. These provisions cumulatively discourage bidders from making a competing bid for the Company.

FIRST CAUSE OF ACTION

Claim For Breach Of Fiduciary

Duties Against The Individual Defendants

49. Plaintiff repeats and realleges each allegation set forth herein.

50. The Individual Defendants have violated fiduciary duties of care, loyalty and good faith owed to public stockholders of Websense.

51. By the acts, transactions and courses of conduct alleged herein, the Individual Defendants, individually and acting as a part of a common plan, are attempting to unfairly deprive Plaintiff and other members of the Class of the true value of their investment in Websense.

52. As demonstrated by the allegations above, the Individual Defendants failed to exercise the care required, and breached their duties of loyalty, good faith and independence owed to Websense’s public stockholders because, among other reasons, they failed to take steps to maximize the value of Websense to its public stockholders.

53. The Individual Defendants dominate and control the business and corporate affairs of Websense. Thus, there exists an imbalance and disparity of knowledge and economic power between them and the public stockholders of Websense which makes it inherently unfair for them to benefit their own interests to the exclusion of maximizing shareholder value.

54. By reason of the foregoing acts, practices and course of conduct, the Individual Defendants have failed to exercise ordinary care and diligence in the exercise of their fiduciary obligations toward Plaintiff and the other members of the Class.

CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTY

55. As a result of the actions of Defendants, Plaintiff and the Class will suffer irreparable injury in that they have not and will not receive their fair portion of the value of Websense’s assets and businesses and have been and will be prevented from obtaining a fair price for their common stock.

56. Unless the Individual Defendants are enjoined by the Court, they will continue to breach their fiduciary duties owed to Plaintiff and the members of the Class, all to the irreparable harm of the members of the Class.

57. Plaintiff and the members of the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from the immediate and irreparable injury which the Individual Defendants’ actions threaten to inflict.

SECOND CAUSE OF ACTION

On Behalf of Plaintiff and the Class Against

Vista, Tomahawk Acquisition and Merger Sub for Aiding and Abetting the

Individual Defendants’ Breach of Fiduciary Duty

58. Plaintiff incorporates by reference and realleges each and every allegation contained above, as though fully set forth herein.

59. Vista, Tomahawk Acquisition and Merger Sub have acted and are acting with knowledge of, or with reckless disregard to, the fact that the Individual Defendants are in breach of their fiduciary duties to Websense’s public stockholders and have participated in such breaches of fiduciary duties.

60. Vista, Tomahawk Acquisition and Merger Sub knowingly aided and abetted the Individual Defendants’ wrongdoing alleged herein. In so doing, Vista, Tomahawk Acquisition and Merger Sub rendered substantial assistance in order to effectuate the Individual Defendants’ plan to consummate the Proposed Buyout in breach of their fiduciary duties.

61. Plaintiff has no adequate remedy at law.

CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTY

PRAYER FOR RELIEF

WHEREFORE, Plaintiff demands judgment and preliminary and permanent relief, including injunctive relief, in his favor and in favor of the Class, and against the Defendants as follows:

A. Certifying this case as a class action, certifying Plaintiff as Class representative and her counsel as Class counsel;

B. Permanently enjoining the Defendants and all those acting in concert with them from consummating the Proposed Buyout;

C. To the extent that the Proposed Buyout is consummated before this Court’s entry of final judgment, rescinding it and setting it aside or awarding rescissory damages;

D. Enjoining the Individual Defendants from initiating any defensive measures that would inhibit the ability of the Company stockholders to maximize the value they will receive for their Company shares;

E. Directing Defendants to account to Plaintiff and the Class for all damages suffered by them as a result of Defendants’ wrongful conduct alleged herein;

F. Awarding Plaintiff the costs, expenses, and disbursements of this action, including any attorneys’ and experts’ fees and expenses and, if applicable, pre-judgment and post-judgment interest; and

G. Awarding Plaintiff and the Class such other relief as this Court deems just, equitable, and proper.

JURY DEMAND

Plaintiff demands a trial by jury.

CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTY

DATED: May 22, 2013	Respectfully submitted,

FARUQI & FARUQI, LLP

By: /s/ David E. Bower
David E. Bower 10866 Wilshire Boulevard, Suite 1470 Los Angeles, CA 90024 Telephone: 424-256-2884 Facsimile: 424-256-2885 Email: dbower@faruqilaw.com

Attorneys for Plaintiff

FARUQI & FARUQI, LLP

Juan E. Monteverde

David M. Sborz

369 Lexington Avenue, Tenth Floor

New York, NY 10017

Telephone: 212-983-9330

Facsimile: 212-983-9331

Email: jmonteverde@faruqilaw.com

Email: dsborz@faruqilaw.com

Attorneys for Plaintiff

CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTY